No Act
PE 1/6/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549-4561

12027249

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 23 2012
Washington, DC 20549

February 23, 2012

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-23-12

Re: Kraft Foods Inc.
Incoming letter dated January 6, 2012

Dear Ms. Ward:

This is in response to your letter dated January 6, 2012 concerning the shareholder proposal submitted Kraft by the Indiana Laborers Pension Fund. We also have received a letter from the proponent dated February 7, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Frank DeGraw
Secretary-Treasurer
Indiana Laborers Pension Fund
P.O. Box 1587
Terre Haute, IN 47808-1587

February 23, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kraft Foods Inc.
Incoming letter dated January 6, 2012

The proposal requests that the board of directors provide a report detailing the ways in which the company is assessing water risk to its agricultural supply chain and action it intends to take to mitigate the impact on long-term shareholder value.

There appears to be some basis for your view that Kraft may exclude the proposal under rule 14a-8(i)(7), as relating to Kraft's ordinary business operations. In this regard, we note that the proposal relates to decisions relating to supplier relationships. Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Kraft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INDIANA LABORERS PENSION FUND

P.O. Box 1587 • Terre Haute, Indiana • 47808-1587
Telephone (812) 238-2551 • Toll Free 1-800-962-3158 • Fax (812) 238-2553 • www.indianalaborers.org

Feb. 7, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Response to Kraft Foods Inc. Request for No-Action Advice Concerning the Indiana Laborers Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Indiana Laborers Pension Fund ("Fund") hereby submits this letter in reply to Kraft Foods Inc.'s ("Kraft" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2012 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal provides:

> **RESOLVED**: Shareholders request that by December 2013, the Board of Directors provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) detailing the ways in which Kraft Foods ('Kraft' or 'the Company') is assessing water risk to its agricultural supply chain and action it intends to take to mitigate the impact on long-term shareholder value.

The Company seeks leave to exclude the Proposal under Rule 14a-8(i)(7), arguing that it deals with a matter relating to the Company's ordinary business. As we demonstrate below, the Company has failed to satisfy its burden of persuasion and its request should be denied.

In Exchange Act Release No. 40018 (May 21, 1998) the Commission stated:

> [W]e believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the 'ordinary business' exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.[]
>
> The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.[] This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. (footnotes omitted)

The Company's request for no-action relief does not address an analysis of the two central considerations underlying the ordinary business exclusion. It simply argues: "We believe the Proposal is excludable under Rule 14a-8(i)(7) because 'water risk to [the Company's] agricultural supply chain' implicates the Company's ordinary business operations as it relates to the Company's relationships with its suppliers." The Company proceeds to note that "[i]n numerous instances, the Staff has concurred in the exclusion of proposals under Rule14a-8(i)(7) because they concerned decisions relating to supplier or vendor relationships."

However, such precedent is readily distinguished. The cases cited by the company represented unwarranted intrusions into areas properly for management or attempts to micromanage. For example, in *The Southern Company* (Jan. 19, 2011) the proposal requested that the company should "strive to purchase" 75% of "Made in USA" goods and services, which quite clearly is the sort of micromanagement that the ordinary business exclusion seeks to bar. In *Petsmart, Inc.* (March 24, 2011) the proposal sought to preclude the company from contracting with certain suppliers. As the company stated,

> The Proposal is a more serious intrusion into management's right to control the retention of suppliers than the above proposals as rather than simply seeking reports on supplier practices, the Proposal seeks to have the Company require its suppliers to certify that they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalents.

See also *Alaska Air Group, Inc.* (March 8, 2010)(shareholder proposal regarding aircraft maintenance standards excludable as a matter of ordinary business).

A more instructive precedent is provided by *Wal-Mart Stores, Inc.* (March 29, 2011), which also addressed a company's suppliers. In *Wal-Mart*, the proposal requested that the board take steps to require the company's suppliers to publish independently verifiable sustainability reports. Like Kraft, Wal-Mart sought to exclude the proposal, relying on 14a-8(i)(7) and arguing:

> The Commission and the Staff have consistently taken the position that a proposal relating to a company's relationship with suppliers is excludable because it addresses matters of 'ordinary business operations.' In fact, the Commission has specifically listed 'retention of suppliers' as an example of a matter 'so fundamental to management's ability to run a company on a day-to-day basis that it could not, as a practical matter, be subject to direct shareholder oversight.'

In denying Wal-Mart's request for no-action relief, the Staff wrote:

> We are unable to concur in your view that Walmart may exclude the proposal under rule 14a-8(i)(7). In this regard, it appears that the proposal may focus on the significant policy issues of sustainability and human rights. . .

Just as Wal-Mart's attempt to exclude the proposal by deeming it to relate to suppliers failed, so should Kraft's in the instant case. Merely labeling the Proposal as relating to the Company's relationships with suppliers does not suffice to justify permission to exclude it. Rather, the Proposal must first be examined to see whether it implicates tasks fundamental to management's ability to run the company on a day-to-day basis or seeks to micromanage the company. Second, it must be analyzed to see whether it addresses a significant policy issue.

The Proposal requests that the Board provide a report to shareholders detailing the ways in which Kraft is assessing water risk to its agricultural supply chain and action it intends to take to mitigate the impact on long-term shareholder value. This does not represent an intrusion into management's ability to run the company nor does it seek to micromanage. In fact, it represents just the type of shareholder proposal that the Staff recently clarified was appropriate for inclusion in proxy statements.

Staff Legal Bulletin 14E (Oct. 27, 2009), concerning shareholder proposals related to risk, stated:

> Over the past decade, we have received numerous no-action requests from companies seeking to exclude proposals relating to environmental, financial or health risks under Rule 14a-8(i)(7)....
>
> Based on our experience in reviewing these requests, we are concerned that our application of the analytical framework discussed in SLB No. 14C may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues.... [W]e have become increasingly cognizant that the adequacy of risk management and oversight can have major consequences for a company and its shareholders.

Thus, if the Proposal concerns a significant policy issue, the Company's request must be denied. Concerns over water risk quite clearly represent such a significant policy issue, as evidenced by the concern of investors, corporations, governments, and many other parties. Ceres, a U.S.-based coalition of investors, environmental groups and other public interest organizations that works with companies to address such issues as water scarcity, and the World Business Council for Sustainable Development (WBCSD), a CEO-led global association of approximately 200 corporations, worked together to issue The Ceres Aqua Gauge: A Framework for 21st Century Water Risk Management. In the press release announcing this report Mindy Lubber, Ceres president, stated:

> Water risks are urgent today and, given population and climate trends, can only grow increasingly more so. Some companies are taking action to recognize and act on these risks, but many are not. The Aqua Gauge will help

companies and investors take stronger, more comprehensive steps to manage this complex challenge.

Bjorn Stigson, president of the WBCSD, added:

> Competing freshwater demands and supply limits are creating material risks to companies' bottom lines and investment portfolios. Yet, communication between institutional investors and companies on water management has always been limited. Addressing this communication gap is what triggered the WBCSD to get involved in Ceres Aqua Gauge.

The press release concluded by noting:

> Even as companies accelerate water efficiency and improved water resource management, water pressures are likely to worsen. According to estimates by McKinsey & Company, the world may face a 40 percent global shortfall between forecast water demand and available supplies by 2030.
>
> Investors are keenly aware of this growing threat. More than 350 institutional investors backed a water survey sent this year to 408 of the world's largest companies. More U.S. investors are filing shareholder resolutions asking for water-related disclosure from US companies, and prominent European institutional investors, including Norges Bank and Dutch asset manager Robeco, are integrating water considerations across their investment portfolio.

Further, as noted in the Supporting Statement to the Proposal, the SEC issued "Commission Guidance Regarding Disclosure Related to Climate Change" in 2010. The release noted that "Changes in the availability or quality of water, or other natural resources on which the registrant's business depends... can have material effects on companies."

In the face of this strong evidence that water risk represents a significant policy issue, the Company simply asserts that it is not and attempts to analogize the Proposal with one submitted to Marriott that provided: "Resolved: Showerheads that deliver no more than 1.6 gallons per minute (gpm) of flow shall be installed in several test properties. A mechanical switch that will allow for full water flow to almost no flow shall also be installed in line with the showerhead." Not surprisingly, the Staff allowed exclusion of this proposal for impermissibly seeking to micromanage the company. The Proposal is not a matter of ordinary business and the Company should not be granted leave to exclude it.

For all of these reasons, we respectfully submit that the Company's request for leave to exclude the Proposal should be denied.

Sincerely,

Frank DeGraw
Secretary-Treasurer

Cc: Carol J. Ward, Vice President and Corporate Secretary

kraft foods

Carol J. Ward
Vice President and Corporate Secretary
Three Lakes Drive
Northfield, IL 60093

T: 847-646-8694
F: 847-646-2753
www.kraftfoodscompany.com

January 6, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Kraft Foods Inc.*
Shareholder Proposal of the Indiana Laborers Pension Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Kraft Foods Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") submitted by the Indiana Laborers Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that by December 2013, the Board of Directors provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) detailing the ways in which Kraft Foods ("Kraft" or "the Company") is assessing water risk to its agricultural supply chain and action it intends to take to mitigate the impact on long-term shareholder value.

The Supporting Statement enumerates the important role that water usage plays in the food industry and the Proponent's belief that "water management is an emerging strategic business issue," and highlights specific water-related risks that affect "corporations with extensive agricultural supply chains."

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and it identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A. The Proposal is Excludable Under Rule 14a-8(i)(7) Because It Relates to the Company's Relationships with Its Suppliers.

The Proposal requests a report "detailing the ways in which [the Company] is assessing water risk to its agricultural supply chain and action it intends to take to mitigate the impact on long-term shareholder value." We believe the Proposal is excludable under Rule 14a-8(i)(7) because "water risk to [the Company's] agricultural supply chain" implicates the Company's ordinary business operations as it relates to the Company's relationships with its suppliers.

In the 1998 Release, the Commission included supplier relationships as an example of an ordinary business matter excludable under Rule 14a-8(i)(7), stating:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the *retention of suppliers* (emphasis added).

In numerous instances, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(7) because they concerned decisions relating to supplier or vendor relationships. For example, in *The Southern Co.* (avail. Jan. 19, 2011), the Staff recently concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "strive to purchase a very high percentage" of "Made in USA" goods and services on the grounds that it related to "decisions relating to supplier relationships." *See also Spectra Energy Corp.* (avail. Oct. 7, 2010, *recon. denied* Oct. 25, 2010) (same); *Petsmart, Inc.* (avail. Mar. 24, 2011) (concurring in the exclusion of a proposal regarding the compliance of the company's suppliers with certain animal rights statutes as relating to the company's ordinary business operations); *Alaska Air Group, Inc.*

(avail. Mar. 8, 2010) (concurring in the exclusion of a proposal requesting a report on contract repair facilities as relating to "decisions relating to vendor relationships"); *Continental Airlines, Inc.* (avail. Mar. 25, 2009) (concurring in the exclusion of a proposal requesting a policy on contract repair stations as relating to "decisions relating to vendor relationships"); *Southwest Airlines Co.* (avail. Mar. 19, 2009) (same); *Dean Foods Co.* (avail. Mar. 9, 2007, *recon. denied* Mar. 22, 2007) (concurring in the exclusion of a proposal requesting a report on, among other things, consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal concerning the company's relationships with different bottlers as relating to "decisions relating to vendor relationships").

As with the proposals at issue in *The Southern Co.* and the other precedent cited above, the Proposal is directly related to the Company's ordinary business operations of managing its relationships with suppliers. As the world's second largest food company, the Company produces approximately 50,000 distinct products. The Company relies on direct and indirect relationships with approximately 100,000 suppliers, many of which produce a wide range of agricultural products. The Company's sourcing decisions related to its many product offerings involve numerous factors, including prices and quality of commodities and resources required for production, transportation considerations, labor issues, the unique characteristics of different suppliers such as reliability and quality of service, as well as numerous other factors. As a result of the number, variety and complexity of these supplier relationships, the Company regularly analyzes its suppliers and considers ways to mitigate risk, and increase efficiency, of its supply chain. Thus, management of the Company's supplier relationships is a critical part of the Company's day-to-day business. Consequently, like the precedent cited above, the Proposal may be excluded pursuant to Rule 14a 8(i)(7) because it relates to the Company's ordinary business operations, specifically, decisions relating to the Company's supplier relationships.

B. The Fact that the Proposal Addresses Risk and Water Supply Does Not Preclude Exclusion.

The Staff explained in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") how it applies the principles described in the 1998 Release to proposals relating to risk:

> [W]e will . . . focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the

> formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Consistent with SLB 14E, the Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See, e.g., Pfizer Inc.* (avail. Feb. 16, 2011) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and provide a report to shareholders on the assessment); *The TJX Companies, Inc.* (avail. Mar. 29, 2011) (same); *Amazon.com, Inc.* (avail. Mar. 21, 2011) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011) (same); *Lazard Ltd.* (avail. Feb. 16, 2011) (same).

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Exchange Act Release No. 20091* (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Because "water risk to [the Company's] agricultural supply chain" impacts the Company's relationships with its suppliers—an ordinary business matter—the Proposal is excludable under Rule 14a-8(i)(7).

Moreover, in the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable, because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." This approach allows shareholders to have the "opportunity to express their views . . . [on] proposals that raise sufficiently significant social policy issues." See 1998 Release. Here, the Proposal does not focus on a significant policy issue, and therefore is excludable under Rule 14a-8(i)(7).

While in some cases, the Staff has denied no-action relief where the central concern of the proposals was the "human right to water," *see Intel Corp.* (avail. Mar. 13, 2009); *American International Group, Inc.* (avail. Mar. 14, 2008), we believe the Proposal is distinguishable as it relates to the availability of water to the Company's agricultural supply chain. Thus, it is analogous to another proposal relating to water use where the Staff permitted exclusion under Rule 14a-8(i)(7). In *Marriott International Inc.* (avail. Mar. 17, 2010; *recon. denied* Apr. 19, 2010), the Staff permitted the exclusion of a proposal that requested the installation of showerheads at certain properties delivering no more than 1.6 gallons per minute of flow, along with certain mechanical switches. The Staff noted that the proposal "seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate" under Rule 14a-8(i)(7). Like the proposal in *Marriott*, the Proposal focuses on an ordinary business matter—the Company's management of relationships with its suppliers—and therefore is excludable even though the Proposal also addresses water use.

Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 646-8694 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

CJW/eaa
Enclosures

cc: Jennifer O'Dell, LIUNA Department of Corporate Affairs

EXHIBIT A

INDIANA LABORERS PENSION FUND

P.O. Box 1587 • Terre Haute, Indiana • 47808-1587
Telephone (812) 238-2551 • Toll Free 1-800-962-3158 • Fax (812) 238-2553 • www.indianalaborers.org

Sent Via Fax 847-646-6005

December 1, 2011

Ms. Carol Ward, Corporate Secretary
Kraft Foods, Inc.
3 Lakes Drive
Northfield, IL 60093

Dear Ms. Ward,

On behalf of the Indiana Laborers Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Kraft Foods, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 9,540 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Frank DeGraw
Secretary-Treasurer

cc: Jennifer O'Dell
Enclosure

RESOLVED: Shareholders request that by December 2013, the Board of Directors provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) detailing the ways in which Kraft Foods ("Kraft" or "the Company") is assessing water risk to its agricultural supply chain and action it intends to take to mitigate the impact on long-term shareholder value.

SUPPORTING STATEMENT:

Water usage plays a fundamental role in the food industry. Agriculture alone accounts for 70% of all water use globally. As long-term investors we are deeply concerned about Kraft's plan to navigate the impending risks and opportunities that future water scarcity will provide. We commend Kraft Foods for making water use one of its six areas of focus in its report on sustainability. According to its 2010 report, "Creating a More Delicious World", Kraft has pledged to reduce water consumption in its manufacturing plants by 15% by 2015. While this goal is certainly laudable, our Company has not yet provided detailed information on its material water risks in its supply chain and its plans to mitigate those risks going forward.

We believe that water management is an emerging strategic business issue. The Securities and Exchange Commission states in its 2010 "Guidance Regarding Disclosure Related to Climate Change", that climate change and water may challenge companies "dependent on suppliers that are impacted by climate change, such as companies that purchase agricultural products from farms adversely affected by droughts or floods." http://www.sec.gov/rules/interp/2010/33-9106.pdf. Other water related risks include physical risks related to water scarcity, impending regulatory risks as governments adapt to a changing global environment, and litigation risks tied to the environmental impacts of agricultural operations.

Kraft's peers have moved to address their own supply chain water risks. According to the CERES report, "Murky Waters? Corporate Reporting on Water Risk", "Unilever reports comprehensively on its evaluation of suppliers on water management as well as collaborations with suppliers to improve water efficiency and reduce water usage. General Mills Green Giant division works with growers to reduce water consumption and minimize use of agrochemicals on key crops."[1]

For investors in corporations with extensive agricultural supply chains, information about their exposure to and management of water risk is essential to the evaluative process. We believe the adoption of a sound water risk management plan will benefit Kraft and its shareholders by enhancing the Company's opportunities for long-term sustainability.

THEREFORE, we urge shareholders to vote FOR this proposal

[1]CERES Murky Waters? Corporate Reporting on Water Risk. Pg. 62 (2010)

kraft foods

Carol J. Ward
Vice President and Corporate Secretary
Three Lakes Drive
Northfield, IL 60093

T: 847-646-8694
F: 847-646-2753
www.kraftfoodscompany.com

December 9, 2011

VIA FEDERAL EXPRESS

Ms. Jennifer O'Dell
Assistant Director
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

Dear Ms. O'Dell:

I am writing on behalf of Kraft Foods Inc. (the "Company"), which received on December 2, 2011, the shareholder proposal from the Indian Laborers Pension Fund (the "Fund") regarding water risk to the Company's agricultural supply chain for consideration at the Company's 2012 Annual Meeting of Shareholders (the "Proposal"). Per the request in the cover letter accompanying the proposal, we are directing this correspondence to you at the LIUNA Department of Corporate Affairs.

I trust that you will appreciate that our sending this letter request does not indicate any lack of interest in engaging in dialog on this proposal but rather that we feel it is important to ensure that all proponents provide the requisite proof of ownership discussed below. We look forward to receiving the requisite documentation. I will give you a call soon to begin what I hope is a productive dialog.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Fund is a record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Fund has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Fund must submit sufficient proof of its ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Fund's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Fund continuously held the requisite number of Company shares for at least one year; or

(2) if the Fund has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Fund continuously held the requisite number of Company shares for the one-year period.

If the Fund intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Fund can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

› If the Fund's broker or bank is a DTC participant, then the Fund needs to submit a written statement from its broker or bank verifying that, as of the date the Proposal was submitted, it continuously held the requisite number of Company shares for at least one year.

› If the Fund's broker or bank is not a DTC participant, then it needs to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, the Fund continuously held the requisite number of Company shares for at least one year. The Fund should be able to find out the identity of the DTC participant by asking its broker or bank. If the Fund's broker is an introducing broker, the Fund may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Fund's shares is not able to confirm the Fund's individual holdings but is able to confirm the holdings of the Fund's broker or bank, then the Fund needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from the Fund's broker or bank confirming the Fund's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention, Carol J. Ward, Vice President and Corporate Secretary, Kraft Foods Inc., Three Lakes Drive, Northfield, IL 60093. Alternatively, you may send your response via facsimile at (847) 646-2753. If you have any questions with respect to the foregoing, feel free to contact me at (847) 646-8694.

For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

CJW/eaa
Enclosures
Rule 14a-8
SLB No. 14F

cc: Indiana Laborers Pension Fund
P.O. Box 1587
Terre Haute, IN 47808-1587
Attn: Frank DeGraw, Secretary-Treasurer
Fax: (812) 238-2553

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the

proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether

you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)
Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal
   i. Would disqualify a nominee who is standing for election;
   ii. Would remove a director from office before his or her term expired;

iii. Questions the competence, business judgment, or character of one or more nominees or directors;

iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

v. Otherwise could affect the outcome of the upcoming election of directors.

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10)

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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usbank. All of us serving you™

Institutional Trust & Custody
One U.S. Bank Plaza, SL-MO T15C
St. Louis, MO 63101

Sent Via Fax 847-646-6005

RECEIVED
DEC 13 2011

December 13, 2011

Ms. Carol Ward
Corporate Secretary
Kraft Foods, Inc.
3 Lakes Drive
Northfield, IL 60093

Dear Ms. Ward,

U.S. Bank is the record holder for 9,540 shares of Kraft Foods, Inc. ("Company") common stock held for the benefit of the Indiana Laborers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to December 2, 2012, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Linda L. Lockwood
Senior Vice President
(314) 418-8433